Exhibit 99.5

PRESS RELEASE

Sanofi Announces New, Global Business Unit
Structure to Drive Future Growth

•                  Deepens specialization and allows clear focus on growth drivers

•                  Three, new Global Business Units for General Medicines & Emerging Markets, Specialty Care, and Diabetes & Cardiovascular

•                  Guenter, Meeker and Witz appointed to lead new Global Business Units

•                  Charmeil and Hellmann continue to lead Sanofi Pasteur and Merial

•                  New structure focuses and simplifies the organization to drive growth

Paris, France - July 15, 2015 - Sanofi today announced plans to evolve its business with the creation of five, Global Business Units: General Medicines & Emerging Markets, Specialty Care, Diabetes & Cardiovascular, Sanofi Pasteur and Merial. This new structure will be implemented beginning in January 2016. The process of legal and social consultation will be followed as required.

Sanofi’s heritage has been formed from a combination of companies that have greater than a century of experience in the pharmaceutical industry. This heritage has enabled Sanofi to deliver highly innovative treatments to address the changing needs of patients, healthcare providers and customers. Sanofi is now poised to achieve significant growth with the potential of launching up to six new medicines in 2015 and approximately one new medicine every six months between
2016 and 2018.

“The new organization simplifies and focuses Sanofi to optimize growth,” said Olivier Brandicourt, Chief Executive Officer, Sanofi. “This is a necessary step for ensuring that Sanofi’s new medicines and vaccines continue to build on our heritage of providing innovative healthcare therapies.”

The General Medicines & Emerging Markets Global Business Unit will be led by Peter Guenter and will consist of Sanofi’s Established Products, Generics, Consumer Healthcare, and all pharmaceutical businesses in Emerging Markets.

The Specialty Care Global Business Unit, to be called Sanofi Genzyme, will be led by David Meeker and will consist of Sanofi’s medicines in Rare Diseases, Multiple Sclerosis, Oncology and immunology, including the two, investigational biologics, sarilumab and dupilumab.

The Diabetes & Cardiovascular Global Business Unit will be led by Pascale Witz and will consist of Sanofi’s Diabetes Care medicines as well as Cardiovascular, which includes Praluent (alirocumab), which is currently under review by the U.S. FDA and the European Medicines Agency (EMA).

Sanofi Pasteur and Merial are both Global Business Units and will continue to manage their current portfolios of vaccines and animal health products. Olivier Charmeil will continue to lead Sanofi Pasteur and Carsten Hellmann will continue to lead Merial.

Similar to Research and Development and Industrial Affairs, all functions will be globalized to better serve the Business Units.

The composition of the Executive Committee remains unchanged. The leadership roles announced today are effective January 1st, 2016.

About Sanofi

Sanofi, a global healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in diabetes solutions, human vaccines, innovative drugs, consumer healthcare, emerging markets, animal health and Genzyme. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended  December 31, 2014. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Greg Miley	Sébastien Martel
Tel.: + 33 (0) 1 53 77 46 46	Tel.: + 33 (0) 1 53 77 45 45
mr@sanofi.com	ir@sanofi.com